March 27, 2009
VIA EDGAR AND FACSIMILE (703) 813-6986
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE, Mail Stop 3720
Washington, D.C. 20549-4561

Re:	Global Traffic Network, Inc. Form 10-K for the Fiscal Year Ended June 30, 2008 Filed on September 9, 2008 File No. 000-51838
Dear Mr. Spirgel:
This responds to your letter dated March 18, 2009 regarding certain items in the above-referenced document filed by Global Traffic Network, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments in bold followed by our response, which has been numbered to correspond to your letter.
Form 10-K for the fiscal year ended June 30, 2008
Item 11. Executive Compensation, page 38
Compensation Discussion and Analysis, page 38
1.	You are required to disclose how you determine the amount of each of your compensation elements and the specific items of corporate performance taken into account in setting compensation, as well as describing any individual contributions to such corporate performance. See Items 402(b)(1)(v) and (2)(vi) and (vii) of Regulation S-K. We note that:
•	In the last paragraph on page 39, you awarded cash bonuses to Messrs. Yde and Cody based on your company reaching a certain EBITDA performance measure, and

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

•	In the last paragraph on page 40, you awarded non-equity incentive plan compensation to Mr. Pezzimenti based on certain sales targets.
However, you have not disclosed that certain EBITDA performance measure or those sales targets. In future filings, please disclose any performance measure, goal, or target that you use unless you meet the requirements of Instruction 4 to Item 402(b).

Response: In accordance with Item 402(b) of Regulation S-K, including Instruction 3 to Item 402(b) of Regulation S-K, the Company will include in its future filings disclosures aimed at better describing the material elements of compensation that the Company pays to its named executive officers and the material principles underlying its compensation policies and practices, subject to meeting requirements of Instruction 4 to Item 402(b). Specifically, the Company intends to disclose the performance measures, goals or targets applicable to cash bonuses, non-equity incentive plan compensation and other incentive based compensation earned by the Company’s executives following completion of applicable performance periods.
Summary Compensation Table, page 41
2.	In the Summary Compensation Table you listed Mr. Yde’s salary for 2008 as $412,000 and Mr. Cody’s salary for 2008 as $312,000. However, on page 43, you wrote that Mr. Yde’s salary for 2008 was $400,000 and Mr. Cody’s salary for 2008 was $300,000. In future filings, please reconcile and explain any differences between your disclosures in the Summary Compensation Table with your written salary disclosures.

Response: In the descriptions of their employment agreements on page 43, the Form 10-K states that unless and until the Company elects to provide its United States based employees with medical insurance, the Company will pay Messrs. Yde and Cody $1,000 per month in lieu of providing each with medical insurance. The discrepancies between the amounts set forth in the Summary Compensation Table and the amounts set forth in the textual disclosure following such table resulted from payments in lieu of medical insurance being included in the “Salary” column of the Summary Compensation Table. In future filings, the Company will remove these payments from the “Salary” column and disclose them in the “All Other Compensation” column, where we believe their inclusion is proper.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

Description of Employment Agreements, Salary, and Bonus Amounts, page 43
3.	In the first paragraph on page 43 you wrote that, on July 1 of each year, Mr. Yde’s salary increases by $50,000 if your company meets certain profit levels. In future filings, please disclose such profit levels and any other objective or subjective criteria used to evaluate whether Mr. Yde will receive a salary increase. Also, in future filings, please disclose whether your Board of Directors sets such profit levels or other criteria before the beginning of the applicable fiscal year or reviews specific individual or corporate performance measures after the end of the applicable fiscal year and, based on such achievement, concludes to raise Mr. Yde’ salary. In future filings, please also provide the same disclosure regarding Mr. Yde’s bonus.

Response: The Company will expand its disclosure in future filings to disclose more detailed information relating to Mr. Yde’s salary increases and bonuses so that readers have information material to an understanding of the Company’s compensation policies and decisions. Information may include a description of the processes and timing for determining the profit level or other criteria applicable to the Board’s decisions, a description of how difficult the Board of Directors believes applicable performance measures will be to achieve, as well as historical thresholds for earned salary increases or other compensation.

As a general matter, the Company does not believe that disclosure of specific current year performance targets is material to the readers’ understanding of the Company’s overall compensation policies and decisions. Rather, the Company believes that by identifying the process for determining such targets and comparing historical targets against historical performance, the reader will have the information necessary to understand the material principles underlying the Company’s compensation policies and decisions and the most important factors relevant to an analysis of such policies and decisions. The information provided by a specific current year target, like a target in any given year, is merely a number and fails to provide insight into a company’s overall compensation policies and decisions. Only in the context of year-over-year implementation do these targets become instructive in analyzing the Company’s compensation practices. The Company believes that disclosure of year-over-year implementation, and not of a specific target applicable to a current year, is what is material to the readers’ understanding of the Company’s overall compensation policies and decisions.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

The Company believes that its approach, as outlined above, is supported by and consistent with Instruction 3 to Item 402(b) of Regulation S-K.
4.	Similarly, in the third paragraph on page 43, Mr. Cody is eligible to receive performance-based bonuses for 2009 through 2011. In future filings, please disclose the performance measures used to determine Mr. Cody’s bonus and when such measures are established.

Response: As set forth in our response to Question 3 above, we will expand our disclosure in future filings to disclose more detailed information relating to Mr. Cody’s performance-based bonuses so that readers have information material to an understanding of the Company’s compensation policies and decisions.

5.	Further, in the first paragraph on page 44, Mr. Cody received equity-based incentives in the form of 15,000 shares of restricted stock and 50,000 stock options on March 12, 2008. You are required to explain how you determine the amount of each compensation element. In future filings, please explain how and why you granted such equity based compensation to Mr. Cody and the performance measures upon which such compensation was based.

Response: In future filings, the Company will endeavor to better explain how and why such equity based compensation was awarded and the performance measures upon which such compensation was based.

6.	As you disclosed on pages 44 to 45, in future filings, please explain in more detail the performance measures upon which:
•	Mr. Arfman’s cash bonus or equity bonus is determined,

•	Mr. Shulman’s bonus compensation is determined, and

•	Mr. Pezzimenti’s equity-based incentives are determined.
As part of your disclosures regarding the performance measures that are applicable to Messrs. Arfman, Shulman, and Pezzimenti, please also describe each individual’s achievement of such measures to explain to investors how the amount of each compensation element was determined.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

Response: In future filings, the Company will endeavor to explain in more detail the performance measures that are applicable to Messrs. Arfman, Shulman, and Pezzimenti, each individual’s achievement of such measures, and how the amount of each compensation element was determined.
Compensation Committee Report
7.	In future filings, please provide the disclosure required by Item 407(e)(5) regarding the compensation committee report.

Response: The Company inadvertently omitted the compensation committee report required by Item 407(e)(5) of Regulation S-K in the Form 10-K. Such report was included in the Company’s annual meeting proxy statement following the most recent fiscal year, but such proxy statement was not filed with the Securities and Exchange Commission within 120 days following fiscal year end, as required to be incorporated by reference into the Form 10-K. The Company will ensure that the compensation committee report will be either in its future filings or be properly incorporated by reference therein.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 51
8.	In future filings, pursuant to Item 404(b)(1)(iv), please describe how you evidence your policies and procedures for reviewing related party transactions.

Response: Under Item 13 of the Form 10-K, on page 51, the Company discloses that the audit committee’s written charter is responsible for reviewing policies and procedures regarding related party transactions and approving the terms and conditions of such transactions. The Company will attempt to expand its disclosure in future filings to describe how it evidences its policies and procedures for reviewing related party transactions.
Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2
9.	In future filings, please file the certifications required by Item 601 (b)(31) exactly as they have been promulgated. For example, we note that you:

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

•	Have inserted “quarterly” into paragraph 4(a),

•	Have written “(the registrant’s fourth quarter” in paragraph 4(d) when the certifications require “(the registrants fourth fiscal quarter”, and

•	Have written “the audit committee of registrant’s” in the preamble of paragraph 5 when the certifications require “the audit committee of the registrant’s.”
Also, in exhibit 31.2 you have switched paragraphs 4(b) and (c).

Response: In future filings, the Company will file such certifications as promulgated.
Certifications under Section 906 of the Sarbanes-Oxley Act of 2002
10.	In your Section 906 Certifications, Messrs. Yde and Cody certify that the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. However, your principal executive and financial officers need to certify for the Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

Please file an amendment to your Form 10-K to provide the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002, including your updated certifications under Item 601(b)(31). The amendment can consist of a cover page, an explanatory note, a signature page, and the correct certifications signed by the principal executive and financial officers.

Response: The Company will promptly file such amendment to its Form 10-K to provide the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002 and the updated certifications under Item 601(b)(31) discussed in your Comment No. 9 above.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
March 27, 2009

In connection with this response, the Company hereby acknowledges that:
•	that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (212) 644-9691, or Alan M. Gilbert of Maslon Edelman Borman & Brand, LLP, the Company’s outside securities counsel, at (612) 672-8381.

Very Truly Yours,
/s/ Gary L. Worobow
Gary L. Worobow
Executive Vice President, Business and Legal Affairs

Enclosures

cc:	Ajay Koduri Scott E. Cody William L. Yde III Alan M. Gilbert